UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 27)*

ANIXTER INTERNATIONAL INC.
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
035290105
(CUSIP Number)
Jonathan D. Wasserman, Esq.
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3505
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 17, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	035290105

1	NAMES OF REPORTING PERSONS Samstock/SIT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,647,147

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,647,147

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,647,147

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Calculated based on 34,367,304 shares of Common Stock, par value $1.00, outstanding on October 30, 2009, based on the information provided by the Issuer in its Form 10-Q for the period ended September 30, 2009.

CUSIP No.	035290105

1	NAMES OF REPORTING PERSONS Samstock/Alpha, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		55,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	55,587

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Calculated based on 34,367,304 shares of Common Stock, par value $1.00, outstanding on October 30, 2009, based on the information provided by the Issuer in its Form 10-Q for the period ended September 30, 2009.

CUSIP No.	035290105

1	NAMES OF REPORTING PERSONS Samstock/ZFT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,588

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		55,588

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	55,588

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Calculated based on 34,367,304 shares of Common Stock, par value $1.00, outstanding on October 30, 2009, based on the information provided by the Issuer in its Form 10-Q for the period ended September 30, 2009.

CUSIP No.	035290105

1	NAMES OF REPORTING PERSONS Chai Trust Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,758,322

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,758,322

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,758,322

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Calculated based on 34,367,304 shares of Common Stock, par value $1.00, outstanding on October 30, 2009, based on the information provided by the Issuer in its Form 10-Q for the period ended September 30, 2009.

CUSIP No.	035290105
ITEM 1. Security of the Issuer.
This Amendment No. 27 to Schedule 13D relates to the common stock, par value $1.00 per share (“Shares”), of Anixter International Inc., a Delaware corporation (the “Issuer”).
ITEM 2. Identity and Background.
Item 2 is hereby amended and restated in its entirety as follows:
(a-c) This Statement is being filed by the following beneficial owners of Shares: Samstock/Alpha, L.L.C., a Delaware limited liability company (“Alpha”); Samstock/ZFT, L.L.C., a Delaware limited liability company (“ZFT”); Samstock/SIT, L.L.C., a Delaware limited liability company (“SIT”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”). Alpha, ZFT, SIT and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons”.
The officers of each of Alpha, ZFT and SIT are as follows:

Samuel Zell	President; President and Chairman of EGI

William C. Pate	Vice President; Chief Investment Officer of EGI

Philip Tinkler	Vice President; Chief Financial Officer, Chief Operating Officer and Treasurer of EGI
Each of Alpha, ZFT and SIT is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the “Trusts”). The trustee of each of the Trusts is Chai Trust. The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai Trust; Senior Advisor to EGI

Bert Cohen	Managing Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830

Kellie Zell Harper	Managing Director of Chai Trust. Mrs. Zell also works as a homemaker

Leah Zell Wanger	Managing Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603

JoAnn Zell Gillis	Managing Director of Chai Trust. Mrs. Zell Gillis is a physician

Matthew Zell	Managing Director of Chai Trust and an employee of EGI

Robert M. Levin	Senior Trust Officer and a Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President — Taxes of EGI

Philip Tinkler	Chief Financial Officer of Chai Trust and an employee of EGI
The business address of each Reporting Person, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell and James Bunegar is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.
(d) and (e) No Reporting Person has, and to the best knowledge of any such Reporting Person, no officer or director listed in Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	035290105
(f) All of the officers and directors of each Reporting Person are United States citizens.
ITEM 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following paragraph thereto:
Various financial institutions have extended and may continue to extend credit from time to time under separate loan facilities to certain of the Reporting Persons for the holding of Shares, subject to applicable Federal margin regulations, stock exchange rules and each financial institution’s respective credit policies. The cost of borrowing with respect to each such loan fluctuates with the applicable loan rate and the amount of the debt balance. 4,758,322 Shares in the aggregate held by the Reporting Persons are pledged to such financial institutions as collateral security for the repayment of debit balances in respect of such loans.
ITEM 4 Purpose of Transaction.
Item 4 is hereby amended by deleting all but the last three paragraphs thereof and adding after the third remaining paragraph the following:
The Reporting Persons have effected the acquisition of Shares solely for the purpose of investment and intend to review this investment on a continuing basis. Depending on various factors, including but not limited to each Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Shares, conditions of the securities markets, and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, as amended. Without limiting the foregoing, each Reporting Person may, from time to time, acquire or cause affiliates to acquire additional Shares, dispose of some or all of its Shares or continue to hold Shares (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons, in their capacity as stockholders, may directly or indirectly engage in discussions with members of management, directors, and stockholders of the Issuer and other parties, concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, no Reporting Person has any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that each Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.
ITEM 5. Interest in Securities of the Issuer.
Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

CUSIP No.	035290105
(a) and (b) To the best knowledge of the Reporting Persons, there were 34,367,304 Shares outstanding on October 30, 2009, based on the information provided by the Issuer in its Form 10-Q for the period ended September 30, 2009 Based upon the foregoing, and after giving effect to the December 2007 Contribution (as defined in Item 5(c) below), (i) the 4,647,147 Shares held by SIT represent approximately 13.5% of the issued and outstanding Shares; (ii) the 55,587 Shares held by Alpha represent approximately 0.2% of the issued and outstanding Shares; (iii) the 55,588 Shares held by ZFT represent approximately 0.2% of the issued and outstanding Shares; and (iv) the 4,758,322 Shares beneficially owned by Chai Trust represent approximately 13.8% of the issued and outstanding Shares. Chai Trust, SIT, Alpha and ZFT share voting and dispositive power with respect to the 4,758,322 shares of Common Stock held by SIT, Alpha and ZFT.
Item 5(c) is hereby amended by adding the following before the last sentence thereof:
On December 14, 2007, SZRT made a gift of all 285,000 Shares held by it to the Zell Family Foundation, a charitable foundation (the “December 2007 Contribution”). After giving effect to the December 2007 Contribution, SZRT held 0 Shares.

CUSIP No.	035290105
SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: November 17, 2009
SAMSTOCK/ALPHA, L.L.C.
SAMSTOCK/ZFT, L.L.C.
SAMSTOCK/SIT, L.L.C.

Each by:	/s/ PHILIP G. TINKLER
	Name:	Philip G. Tinkler
	Title:	Vice President

CHAI TRUST COMPANY, LLC
By:	/s/ JAMES G. BUNEGAR
	Name:	James G. Bunegar
	Title:	Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)